Exhibit 10 (d)
Executive Benefit Plan

[LOGO] WOODWARD

ANNUAL MANAGEMENT INCENTIVE COMPENSATION PLAN
ADMINISTRATIVE GUIDELINES

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INDEX OF ADMINISTRATIVE GUIDELINES

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MANAGEMENT COMPENSATION POLICIES AND PROCEDURES

#1 - GENERAL ELIGIBILITY CRITERIA

The Management Incentive Compensation Plan is intended for key contributors
throughout Woodward who have the ability to significantly impact company
performance. In general, plan participants should meet the following criteria:

o   Has significant accountability to produce or contribute to key business
     results
o   Responsible for significant functional/departmental scope
o   Has major expense/budget responsibility
o   Sets direction for an organizational unit
o   Exercises independent judgment and decision making
o   Operates with a great deal of freedom of action

#2 - STANDARDS OF MEASURING PERFORMANCE

Financial performance is measured as of the last day of the fiscal year and will
be "validated" no later than three months following this year-end date. The
formulas for performance measures are as follows:

Shareholder Value Created (SVC) = Change in Net Operating Earnings (after tax) /
                Cost of Capital* - Incremental Investment

Profit Sharing Earnings** = Earnings before Profit Sharing - Capital Charge*

Cash Flow Return on Invested Assets (CFROIA) = Cash Flow / Average Invested
                                                        Assets

```
CASH FLOW                            AVERAGE INVESTED ASSETS
Earnings Before Profit Sharing       13 month average of:
                                         Accounts Receivable
+/-Change in average invested assets   + Inventory
                                       + Net fixed assets
-------------------------------
* Set by CFO for each plan year
** Specific definition of each measure set by CFO for each plan year
```

#3 - MANAGEMENT COMPENSATION STRUCTURE

Woodward's compensation structure for key management personnel is tied to a
salary grading scale having 13 salary grades, with grade 13 assigned to the CEO.
An appropriate mid-point is established for grade 13 and then the remaining
grades are tiered down according to the table below. This table also shows the
range spread for each salary grade from the minimum to the maximum. Dividing the
range spread by two, adding 100%, and then dividing this sum into the mid-point,
determines the range minimum. Multiplying the range minimum by the range spread
plus 100% equals the range maximum. The grade structure is consistent with
standard industry practices.

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EXAMPLE: If the mid-point of grade 13 is $400, then the midpoint of grade 12 is
$285 ($400 / 140%). The grade 12 minimum is $162.8 ($285 / 175%) and the grade
12 maximum is $407 ($162.8 x 250%)

<TABLE>
<CAPTION>

GRADE		GRADE DIFFERENTIAL	RANGE SPREAD
<S>	<C>	<C>	<C>
	13	40%	150%
	12	40%	150%
	11	40%	120%
	10	30%	120%
	9	20%	100%
	8	20%	100%
	7	20%	100%
	6	20%	80%
	5	10%	80%
	4	10%	80%
	3	10%	80%
	2	10%	80%

</TABLE>

Participants in the Annual Management Incentive Compensation Plan are placed
into the appropriate grade based upon their position and overall
responsibilities, as compared with similar positions within the comparator group
of companies. The *Salary Review Committee has responsibility for ensuring that
each participant is placed within the appropriate salary grade. To efficiently
administer this process, the Committee jointly develops and periodically reviews
guidelines and general descriptions of positions/responsibilities and levels
covered within each salary grade.

Each salary grade includes a recommended range for the annual incentive
compensation target percent. This percentage represents the target bonus as a
percent of each participant's base pay. The Salary Review Committee determines
the actual target percent assigned to a participant with input from the segment
VP, with final approval by the CEO.

*The Salary Review Committee is appointed by the CEO and currently consists of
the top Human Resources Leader(s)/Director(s) of each major business segment and
the Manager, Corporate Benefit and Compensation Plans.

#4 - UPDATING THE MANAGEMENT COMPENSATION STRUCTURE

The Salary Review Committee, will review the compensation structure annually to
determine general industry trends for establishing merit-pay budgets and
updating pay structures. A more comprehensive analysis will be conducted
biennially to determine competitive-compensation levels in the area and in the
industry based on published data for a representative sample of the manager
positions. Wages are compared to local, regional, or national survey data
depending on the position. Changes to the existing structure, resulting from
both types of reviews, will be

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made prior to the beginning of the applicable fiscal year. Wage ranges for each
of the 13 salary grades will be adjusted accordingly.

Upon the recommendation of the ESC (Executive Steering Committee) and approval
by the Compensation Committee, a revised compensation structure will be
established. However, revisions made to the structure will not alter the grades
to which positions are assigned, nor will such revisions result in AUTOMATIC
changes in individual compensation rates. Compensation decisions will be
resolved on a case-by-case basis by the business segment.

#5 - ANNUAL MERIT INCREASES

Each manager's performance will be reviewed near the end of each fiscal year.
Merit increases will be impacted by performance. The increases should be
determined prior to September 30 if possible. If not, all raises will be
retroactive to the first full pay period of the fiscal year. The amount of the
merit increase granted should also be related to the member's current placement
in the compensation range. Members in the lower part of the range who perform
well are eligible for greater increases than members performing at the same
level, but with a higher placement in the range. The Merit Increase Guide below
ties the overall performance rating and the member's current placement in the
range to the amount of increase for which the member is eligible. Performance
evaluation will occur prior to distribution of merit increases. A Merit Increase
Guide will be issued annually by Human Resources concurrent with the issuance of
the revised compensation structure. All increases outside the standard
guidelines must be approved by the business segment vice president.

<Table>
<Caption>
MERIT INCREASE GUIDE (ILLUSTRATIVE PURPOSES ONLY*)

	EXCEEDING EXPECTATIONS	MEETING EXPECTATIONS	BELOW EXPECTATIONS
<S>	<C>	<C>	<C>
Upper third between target and limit	4% - 8%	2% - 4%	0%
Middle third around target	8% - 10%	4% - 6%	0%
Lower third between threshold and target	10% - 12%	6% - 8%	0%
Below Threshold	(See Special Compensation Actions - Policy #2)		

</Table>

* Assumes 5% merit budget. Amounts would be adjusted proportionately for
  larger or smaller merit budgets. Merit increase guidelines may also be
  expressed in quartiles rather than triads.

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#6 - TRANSITION FOR MANAGERS OUTSIDE THEIR ASSIGNED COMPENSATION RANGE

In most cases, managers are paid at levels within the range assigned to the
salary grade. Thus, members paid at a rate lower than the range minimum may be
placed on an accelerated salary-review schedule. Normally, these members will be
eligible for increases every six months, but increases will be given only to
those members whose performance meets or exceeds expectations. The maximum
increase will not exceed the amount necessary to move the target base
compensation to the range minimum. Any deviation from these guidelines must be
approved by the business segment VP and the CEO.

#7 - CHANGE IN JOB WITHIN THE PLAN (WITHIN A GROUP OR BETWEEN GROUPS)

The primary objective of this section is to ensure that adjustments that are
made to an individual's incentive program fairly compensate the member for the
year-to-date performance, while protecting the motivational impact of the plan
for the full plan cycle.

The treatment of performance year-to-date, and the redefinition of goals for the
balance of the year, will each depend on the number of months remaining in the
year.

MONTHS REMAINING	GOAL RESETTING GUIDELINES
At least 9 months	Set new personal goals with the full annual payout tied to the new personal and financial goals (if applicable).
Between 6 and 9 months	Assume target performance on the original goals, unless concrete evidence supports an "above-target" rating (the CEO must approve any rating above target). Lock in one-half of the bonus for the goals achieved and set new one-half year goals. Adjust the payout to a one-half year scale for both financial and personal goals.
Less than 6 months	Assume target performance on uncompleted personal goals. (The CEO must approve any rating above target); the financial goal portion of the plan will apply for the balance of the year (i.e., be based on the ORIGINAL goals).

CHANGE IN PARTICIPANT STATUS DURING THE YEAR
Members who become new participants in the plan as a result of a job change that
moves them from non-participant status to a participant status will be treated
consistent with newly hired members. See item 10 on page 8.

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#8 - INCREASES FOR PROMOTIONS

A promotion is defined as a change in a member's position, where there is a
significant increase in responsibility, which elevates his/her compensation
grade by at least one grade. A promotion may occur in one of two ways: (1) the
member is assigned to a new or existing position with a higher compensation
grade than his/her current position, or (2) the member's current position is
reevaluated and assigned to a higher total-compensation grade based on a
significant accretion of duties and responsibilities. Increases in compensation
due to a promotion will take place at the time of the promotion.

Promotional increases for managers could result in an increase of between
0 - 18%. The smaller percentages should be used for members who have recently
(within the last six months) received a salary increase or whose current
compensation is above the NEW grade's "target" level of pay. The higher
percentages should be used for members who are due for merit increases and/or
whose current compensation is below the new grade thresholds.

In certain instances, reduced promotional increases may be granted. Normally,
this would occur if the prescribed increase would place the member above the
limit of the new range. Promotional increases less than or more than the stated
policy may be granted only with the approval of the business segment VP and the
CEO.

#9 - DEMOTION OR RECLASSIFICATION OF A POSITION TO A LOWER GRADE

A demotion is any change in a member's position, where there is a significant
decrease in responsibility which reduces, by at least one grade, the member's
current grade. A demotion may occur in two ways: (1) the member is assigned to a
new or existing position with a lower compensation grade than his/her current
position (this may occur at either Woodward's discretion or the member's
request), or (2) the member's current position is reevaluated and assigned to a
lower compensation grade. The policy for demotional decreases is dependent, to a
certain degree, on the circumstances which caused the demotion. In the following
cases, no salary decrease will occur unless the member's salary is above the
limit of the new range:

1. Demotion is due to a reorganization of the department or any other
    situation in which the demotion is not reflective of the member's
    performance.

2. Demotion is due to reevaluation of the member's current position.

In other cases, a salary decrease may be authorized by the business segment VP
and the CEO. Management will determine the appropriate salary level, taking into
consideration internal and external equity. Base salary and/or target bonus will
be decreased beginning the first full pay period in the new job.

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#10 - APPLICATION OF PLAN TO NEWLY HIRED MANAGERS AND
MANAGERS WHO FIRST BECOME PARTICIPANTS IN THE MIDDLE OF THE YEAR

BASE SALARY - A base salary amount for the new manager shall be determined by the hiring manager, with approval from business segment VP, according to the capabilities of the member and his/her compensation requirements. Human Resources will provide market data to aid the hiring manager in making a decision regarding pay. Human Resources will also recommend the appropriate salary grade to the Salary Review Committee for approval.

BONUS - The new manager's target-bonus opportunity is established according to their salary grade and is stated as a percent of base annual salary. Once the target-bonus percentage is established, incentive-program goals shall be set for the period REMAINING in the year. A manager's participation in the incentive plan will begin with the first FULL pay period following his/her hiring date, and bonus payouts will be prorated at a rate of 1/26. For managers paid on a weekly rather than a bi-weekly bases 1/26 will be replaced by 1/52 the earned-annual bonus for each pay period of participation in the plan. If less than three months remain in the fiscal year, the new hire does not participate in the Incentive Plan until the next fiscal year.

PERSONAL GOALS - If at least six months remain in the year, the personal goals should be guided by the menu defined in the Performance Planning Manual. If less than six months remain in the fiscal year, the business segment VP may elect, with the approval of the CEO, to guarantee a prorated portion of this bonus for the balance of the year.

#11 - VOLUNTARY AND INVOLUNTARY TERMINATION

In the event of a member's termination of employment, bonus payments shall be made according to the following provisions:

o   VOLUNTARY RESIGNATION - To receive an annual bonus payment, the resigning member must have had full-time employee status on or at the END of the fiscal year. All payouts will be determined on the basis of actual performance for the relevant measurement period. Exceptions to this policy must be approved by the business segment VP and CEO.

o   INVOLUNTARY TERMINATION WITHOUT PREJUDICE - A member that is terminated, through no fault of their own (or other without prejudice reason), is eligible for a payout on the personal goals equal to the amount paid at THRESHOLD performance. Performance on the financial goals will also be paid at THRESHOLD performance at the time of termination. In all cases, the payouts will be prorated based on the month of termination. Exceptions to this policy must be approved by the business VP and CEO.

o   RETIREMENT - A member that retires mid-year is eligible for a payout on the personal goals equal to the amount paid at target performance. Actual performance on the financial goals will be determined as of the last day of the fiscal year. In both cases, the payouts will be prorated based on the month of retirement and payable within the normal timetable. Exceptions to this policy must be approved by the business segment VP and CEO.

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o   INVOLUNTARY TERMINATION-FOR-CAUSE - No bonuses shall be paid in the event
     of termination-for-cause. The business segment VP and CEO are authorized to
     determine whether a termination shall, for the purposes of this program, be
     regarded as a termination-for-cause or a termination without prejudice.

              #12 - GOAL ADJUSTMENTS DUE TO INTERIM BUSINESS DISRUPTION

The purpose of this policy is to guide the adjustment of financial and personal
goals when major disruptions to the normal flow of business invalidate
previously set goals. A goal can be adjusted only if one of the following events
occur:

1.   BUSINESS DISRUPTIONS - that substantially alter expected sales/profit
     performance:
     -         Bankrupt
     -         Labor dispute
     -         Change of customer ownership

2.   ACTS OF GOD - that interrupt a major customer's production or delivery:
     -         Flood
     -         Earthquake
     -         Fire
     -         Tornado
     -         Hurricane

Any adjustment to the goals must be approved by the business segment VP and the
CEO. Adjustments affecting an entire business segment require approval by the
Compensation Committee of the Board of Directors. If a goal is increased or
decreased significantly, a modification to the payout schedule is warranted. For
example, if the goal is decreased by 20%, the payout schedule may be discounted
by 10%.

GENERAL CONDITIONS OF THE PROGRAM

The following conditions apply to all members participating in the program:

o   Each member participating in the program will be notified in writing of
     such participation. If such participation commences other than as of the
     first day of each fiscal year, such participating member will be notified
     of the date of commencement of participation in this program. The use of
     the term "manager" within this administrative policy is intended to apply
     only to those members participating in the program and should be regarded
     as descriptive of all members participating in this program whether or not
     such member's job title includes the term "manager."

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- All decisions made in accordance with the provisions of the program are final. As specified, business segment VPs, the CFO, and the CEO will submit their recommendations to the Compensation Committee of the Board of Directors to make decisions, which shall be final. The CFO and/or the CEO are authorized to interpret and apply the provisions of this program in the absence of any arbitrary or capricious interpretation, and such decisions shall also be final.

- The Company may add, modify, curtail, or terminate any or all of the features of this Compensation Plan at any time with or without prior notice. No compensation to be paid pursuant to this plan shall be regarded as having "vested" to any member prior to payment. No participant shall be regarded as having any contract right to any payment to be made pursuant to this plan.

- This plan shall not be construed as conferring or establishing any employment contract other than a contract terminable at the will of either the participant or the Company. In no way does the program restrict the rights of either the Company or the participant to terminate the employment relationship.